James C. Lin Partner		Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Y. Chan* Paul K. Y. Chow* † Antony M. Dapiran †	Kirtee Kapoor* James C. Lin* Mark J. Lehmkuhler* Miranda So*

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

January 13, 2012

VIA EDGAR

Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shanda Interactive Entertainment Limited
Schedule 13E-3/A
Filed January 6, 2012
File No. 005-80297

Dear Ms. Griffith:

On behalf of Shanda Interactive Entertainment Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 12, 2012 with respect to the Schedule 13E-3/A, File No. 005-80297 (“Amendment No. 1”), filed on January 6, 2012 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the response.

The Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”), together with its exhibits, is filed concurrently with the submission of this letter in response to the Staff’s comment. In addition, a marked copy of Amendment No. 2 and its exhibits that indicates changes against Amendment No. 1 and its exhibits, respectively, is being provided to the Staff via email.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities with offices in:
New York	Menlo Park	Washington DC	São Paulo	London	Paris	Madrid	Tokyo	Beijing

Securities and Exchange Commission	2	January 13, 2012

We represent the Company only. To the extent any response relates to information concerning any of Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo, Mr. Danian Chen, Premium Lead Company Limited, New Era Investment Holding Ltd., Shanda Media Limited, Shanda Investment International Ltd., Silver Rose Investment Limited, Crystal Day Holdings Limited, Fortune Capital Holdings Enterprises Limited or First Step Services Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

*  *  *

Preliminary Proxy Statement

1.	We note your response to prior comment 7 in our January 3, 2012 letter. We do not see why the materials you sent us under a request for confidential treatment are outside the scope of Item 1015 of Regulation M-A. Please file the materials with your next amendment.

In response to the Staff’s comment, the following materials have been filed as exhibits to Amendment No. 2: (i) the preliminary discussion materials prepared by Merrill Lynch dated November 13, 2011 and (ii) the preliminary discussion materials prepared by Merrill Lynch dated November 19, 2011. Please refer to exhibits (c)-(3) and (c)-(4) to Amendment No. 2.

*  *  *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me at +852 2533 3368, +852 2533 1768 (fax) or james.lin@davispolk.com or Zhan Chen at +852 2533 3384, +852 2533 1784 (fax) or zhan.chen@davispolk.com.

Sincerely,

/s/ James C. Lin
James C. Lin

cc:	Grace Wu
Shanda Interactive Entertainment Limited

Zhan Chen, Esq.
Davis Polk & Wardwell LLP

Ling Huang, Esq.
Shearman & Sterling LLP

Gregory D. Puff, Esq.
Shearman & Sterling LLP

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP